Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	For the years ended December 31,					For the nine months ended September 30,
	2002	2003	2004	2005	2006	2006	2007
Income (loss) before taxes and discontinued operations (a)	(4,481)	6,032	16,264	17,143	(13,762)	(5,464)	(19,563)

Fixed charges:
Interest expense (b)	5,625	4,851	3,565	2,053	1,732	1,301	1,279
Rentals:
Buildings, net of sublease income – 14%(c)	377	404	431	437	506	351	621
Office and other equipment – 14%(c)	39	15	8	9	3	2	6

Total fixed charges	6,041	5,270	4,004	2,499	2,241	1,654	1,906

Income (loss) before taxes and discontinued operations, plus fixed charges	1,560	11,302	20,268	19,642	(11,521)	(3,810)	(17,657)

Ratio of earnings to fixed charges (d)	—	2.1	5.1	7.9	—	—	—

(a)	Included in income (loss) before taxes and discontinued operations was a gain (loss) on repurchase of convertible subordinated notes of ($50) thousand, ($387) thousand, $825 thousand and $3.0 million for years ended December 31, 2005, 2004, 2003 and 2002, respectively. The Company did not incur any gains or losses on early extinguishment of debt for the year ended December 31, 2006 or for the nine months ended September 30, 2007.
(b)	Amortization of the discount on the Company’s outstanding convertible subordinated notes is included in Interest expense.
(c)	Management believes that 14% is a reasonable approximation of the interest factor on rentals. Building, office and other equipment rental fees that were included in restructuring charges were excluded from fixed charges.
(d)	For the nine months ended September 30, 2006 and 2007 and for the years ended December 31, 2002 and 2006, our earnings were insufficient to cover fixed charges; the amount of additional earnings needed to cover fixed charges for each period was $5.5 million, $19.6 million, $4.5 million and $13.8 million, respectively.